VIOSOLAR ANNOUNCES DEBT SETTLEMENTS

ATHENS, GREECE (Marketwire–July 15, 2013) – Viosolar, Inc.  (OTCQB:VIOSF) (the "Company") today announced that the Company has settled  a total of $552,406.08 in outstanding indebtedness through the issuance to two creditors of an aggregate of 27,620,304 Class A common shares at a price of $ 0.02 per share (the "Debt Settlement"). The entire amount of $552,406.08 represents indebtedness owed to two Directors and Officers of the Company, being Rick Walchuk who settled the amount of $445,021.21 in debt for the issuance of 22,251,060 Class A common shares and Michael Soursos who settled the amount of $107,384.87 for this issuance of 5,369,244 shares of Class A common shares.

The shares issued under the Debt Settlement will be subject to a hold period of four months and one day from July 11, 2013, the date of issuance.

ON BEHALF OF THE BOARD

/s/Rick Walchuk
Rick Walchuk, President & CEO

Disclaimers

Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” occur. Forward-looking information in this news release includes, but is not limited to, statements regarding expectations of management regarding the expiry of hold periods attached to the securities issued in settlement of debts as described in this news release. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risk that the hold period on the shares may not expire as expected. Other than as required by law, the Company does not intend to update the forward-looking information contained in this news release.

TELEPHONE:  (+30) 211-011-2999 • FAX:  (+30) 210-996-9940

KOLOKOTRONI 2A; 17563 PALEO FALIRO; ATHENS, GREECE